(K) Changes in Registrant’s certifying account

Effective April 14, 2003, the Fund's Audit Committee of its Board of Trustees selected Deloitte & Touche LLP as the Fund's independent accountant. Also effective April 14, 2003, the client-auditor relationship between the Fund and Ernst & Young LLP ceased. The cessation of this relationship was based on the desire to retain the same independent accountant for the Fund as an affiliated closed-end fund, and to diversify the expertise provided to the funds within the

Calamos fund complex.